As filed with the SEC on June 30, 2005

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A-1
Amendment No. 1 to Schedule 13D

Under the Securities Exchange Act of 1934

Royale Energy, Inc.
(Name of Issuer)

Common Stock Par Value $0.01 Per Share
(Class of Securities)

78074G200
(CUSIP Number)

Stephen M. Hosmer	With a copy to:
7676 Hazard Center Drive	Lee Polson
Suite 1500	Strasburger & Price, L.L.P.
San Diego, California 92108	600 Congress Ave., Ste. 1600
(619) 881-2800	Austin, Texas 78701
(512) 499-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box □.

CUSIP No. 78074G200
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(1) Names of Reporting Persons:
Stephen M. Hosmer
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(2) Check the appropriate box if a member of a group:
(a) [ ]
(b) [X]
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(3) SEC Use Only

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(4) Source of Funds:

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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[ ]
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(6) Citizenship or place of organization:
California
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Number of shares beneficially owned by each person with:

(7)	Sole voting power	Stephen M. Hosmer	1,224,008 Shares Common

(8)	Shared voting power	None

(9)	Sole dispositive power	Stephen M. Hosmer	1,224,008 Shares Common

(10)	Shared dispositive power	None

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(11) Aggregate amount beneficially owned by each reporting person.
Stephen M. Hosmer: 1,224,008 Shares Common
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(12) Check if the aggregate amount in row (11) excludes certain shares
[ ]
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(13) Percent of class represented by amount in Row (11)
15.8% (See Item 5 for calculation of outstanding shares.)
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(14) Type of reporting person:
IN
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Introductory Statement

This Amendment No. 1 to the schedule 13D originally filed on June 25, 2004, is filed solely to reflect this sale of stock options by Stephen M. Hosmer to the issuer in a cash transaction. This amendment does not reflect a material change in Mr. Hosmer's percentage interest in the issuer but does reflect increases in the number of shares owned due to a stock split in 2004.

Item 1 Security and Issuer

This report relates to the common stock, par value $0.01 per share, of Royale Energy, Inc., ("ROYL"), located at 7676 Hazard Center Drive, Suite 1500, San Diego, California 92108.

Item 2 Identity and Background

Mr. Hosmer is a director and executive vice president and chief financial officer of ROYL. His business address is 7676 Hazard Center Drive, Suite 1500, San Diego, California 92108. He is a resident of California and citizen of the United States. Mr. Hosmer has not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3 Source and Amount of Funds or Other Consideration

Stephen M. Hosmer sold 19,615 options to ROYL for the purchase price of $188,912. The purchase price represents the market price of $11.16 per share for the 19,614 shares, minus the option price of $1.529 per share.

Item 5 Interest in Securities of the Issuer

Person:	Stephen M. Hosmer
No. Shares Owned:	1,224,008 Shares of Common Stock*
Percent of Outstanding shares	15.8%

Common stock outstanding at June 14, 2005	7,839,223*
* Total number of shares outstanding and percent of outstanding shares are based on the number of shares reported as outstanding in ROYL's Form 10-Q for the quarter ended March 31, 2005.

Mr. Hosmer has sole voting and dispositive power with respect to all ROYL shares owned by him.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other members of Stephen M. Hosmer's family, including his father, Harry E. Hosmer and his brother Donald H. Hosmer, own significant amounts of ROYL stock. Stephen M. Hosmer disclaims the existence of any contracts, arrangements, understandings or relationships with his family members or others concerning ownership or control of his ROYL stock.

Item 7 Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Stephen M. Hosmer

Date: June 30, 2005	/s/ Stephen M. Hosmer